Filed by Sizzle Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

Trasteel Holding S.A. Completes Acquisition of the Remaining 40% Interest in BBC Alloys S.r.l.

Transaction strengthens the Group’s raw materials offering to European steelmakers and foundries through BBC Alloys’ ferroalloy processing and distribution platform

Lugano, Switzerland & Bertrange, Luxembourg, October 7, 2026 - Trasteel Holding S.A. (“Trasteel” or the “Company”), a global steel trading and industrial group (the “Group”) headquartered in Lugano (Switzerland) and Luxembourg, today announced that its wholly owned subsidiary Trasteel International S.A., the Group’s principal trading company within its Trading Division, has completed the acquisition of the remaining 40% equity interest in BBC Alloys S.r.l. (“BBC Alloys”) from its minority shareholder, Metco S.r.l. (“Metco”), resulting in BBC Alloys becoming a wholly owned subsidiary of the Group.

Headquartered in Milan, with management offices in Genoa and a processing and logistics hub in Tortona, BBC Alloys is a well-established Italian player in the trade, processing and distribution of ferroalloys, supplying the full range of products available on the market to steel mills and foundries in Italy and Europe.

Since Trasteel’s acquisition of a 60% controlling interest in June 2025, BBC Alloys has been progressively integrated into the Group’s procurement, logistics and financing platform, completing the range of ferroalloys offered by the Group. In 2025 BBC Alloys generated revenues of EUR 89.0 million (+8.7% YoY). Total trading volumes increased by 8.5% year-on-year, driven by standard ferroalloys (+26%) and noble ferroalloys (+4%), benefiting from the new resources provided by the Group. Growth accelerated in the first half of 2026, with revenues of EUR 63.9 million, up 30% compared to the first half of 2025 (EUR 49.3 million), based on unaudited management accounts1.

As BBC Alloys has been fully consolidated in Trasteel’s financial statements since June 2025, these revenues are already included in the Group’s consolidated results; the transaction eliminates the non-controlling interest.

The transaction allows the Group to bring BBC Alloys’ ferroalloy activities fully within Trasteel’s steel raw materials value chain, expanding the Group’s capabilities across sourcing, processing and distribution.

Management Commentary

“Full ownership of BBC Alloys is a natural next step after we acquired control last year,” said Gianfranco Imperato, CEO of Trasteel. “Ferroalloys are an essential input for every steelmaker we serve, and BBC Alloys brings a complete product range, technical know-how and a strategically located processing hub in Northern Italy. Full integration will allow us to combine these capabilities more closely with the Group’s global logistics and commercial platform.”

“Becoming a wholly owned part of the Trasteel Group is an important milestone for BBC Alloys and its people,” said Lorenzo Bagliano, CEO of BBC Alloys. “I am pleased to continue leading the company and to contribute to the development of the Group’s ferroalloys business, building on the strong foundations we have established together over the past year.”

[1]	All financial information on BBC Alloys included in this press release is derived from its statutory financial statements for the year ended December 31, 2025, prepared in accordance with Italian generally accepted accounting principles (OIC). Figures for the six months ended June 30, 2026, are based on unaudited management accounts.

Transaction Details

The acquisition was completed on September 30, 2026, for a total consideration of approximately EUR 1.7 million, with the purchase price based on BBC Alloys’ Adjusted Net Equity, consistent with the criteria applied to the acquisition of the 60% controlling stake in June 2025.

Following the transaction, the Board of Directors of BBC Alloys will be comprised of Gianfranco Imperato (Chairman), Lorenzo Bagliano (CEO) and Federico Guiducci (Director). Mr. Bagliano will also assume responsibility for the Group’s ferroalloys activities.

BBC Alloys Overview

BBC Alloys specializes in the processing and distribution of noble and standard ferroalloys, basic metals and minor metals. Its noble ferroalloys range includes ferro molybdenum, molybdenum oxide, ferro titanium, ferro niobium, ferro tungsten and ferro vanadium, alongside standard ferroalloys such as ferro manganese, ferro silico manganese, ferro silicon and ferro chrome.

BBC Alloys operates a covered warehouse in the Tortona area, equipped with advanced extraction systems for bulk material loading, where it provides crushing, screening, sizing, sieving and bagging services and ships according to customer specifications. BBC Alloys holds ISO 9001 quality certification and REACH registrations for its imported products and operates an in-house laboratory for material quality testing. Commercial activities are managed through offices in Treviglio and Genoa.

Business Combination Agreement

As previously announced on April 13, 2026 (press release), Trasteel has entered into a Business Combination Agreement with Sizzle Acquisition Corp. II (Nasdaq: SZZL) (“Sizzle II”). The business combination is expected to close by the end of 2026, subject to the approval of Sizzle II’s shareholders and other customary closing conditions. Upon closing, the combined company is expected to be listed on the Nasdaq Stock Market under the ticker symbol “TSTL”.

About Trasteel

Trasteel is a global steel trading and industrial group founded in 2009, operating across more than 60 countries with over 1,400 employees. The Company combines trading operations with industrial transformation activities and serves over 4,000 customers worldwide.

For more information, please visit www.trasteel.com

About Sizzle Acquisition Corp. II

Sizzle II is a blank check company, incorporated as a Cayman Islands exempted company, formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Sizzle II is led by Chairman and CEO Steve Salis and Vice Chairman Jamie Karson. In addition, Sizzle II’s management team includes Daniel Lee, its CFO. Its board of directors is comprised of: Steve Salis, Jamie Karson, Neil Leibman, David Perlin and Warren Thompson. Its board of advisors is comprised of: Rick Camac, Michael Kuchta, Ryan Croft, Craig Curley and Tony Sage.

For more information, please visit https://sizzlespac.com

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) pursuant to the business combination agreement, dated April 13, 2026, by and among Sizzle II, Trasteel, a holding company formed by the Trasteel group (“Pubco”), and the other parties thereto (the “Business Combination Agreement”). Subject to its terms and conditions, the Business Combination Agreement provides that at its closing each of Sizzle II and Trasteel will become wholly owned subsidiaries of Pubco.

In connection with the Proposed Business Combination, Pubco intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which will include a proxy statement to be sent to Sizzle II shareholders and a prospectus for the registration of Pubco securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). If and when the Registration Statement is declared effective by the SEC, its definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle II as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle II and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle II, Trasteel, Pubco and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp. II, 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle II, Trasteel, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle II’s shareholders in connection with the Proposed Business Combination. Sizzle II’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle II in Sizzle II’s Annual Report on Form 10-K, as amended, filed with the SEC on March 12, 2026 (the “Sizzle II Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle II’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Pubco intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain copies of these documents, once available, at the SEC’s website at www.sec.gov or by directing a request to the address provided above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle II’s, Trasteel’s and/or Pubco’s actual results may differ from each of their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters are used in this press release, such terms, among others, are used in the context of making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by any deadline included in Sizzle II’s organizational documents and the potential failure to obtain an extension of any business combination deadline; the outcome of any government or regulatory action on inquiry, or legal proceedings, that may be commenced in respect to Sizzle II, Trasteel, Pubco or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle II; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement relating to the Proposed Business Combination; the ability to list on Nasdaq or other stock exchange or to meet Nasdaq or other stock exchange listing standards or requirements following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on Trasteel’s or Sizzle II’s business relationships, operating results, or other current plans and operations of Trasteel or Sizzle II; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of Pubco to grow and manage growth profitably; the possibility that Trasteel, Pubco and Sizzle II may be adversely affected by other economic, business, and/or competitive factors; Trasteel’s, Pubco’s and Sizzle II’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth of Pubco or any of its subsidiaries, or Sizzle II or Trasteel, including the timing of the completion of the Proposed Business Combination; Trasteel’s, Sizzle II’s and/or Pubco’s ability to execute on their business plans and strategy; the expected use of proceeds from the Proposed Business Combination; and those factors discussed in the Sizzle II Form 10-K under the heading “Risk Factors,” and other documents Sizzle II has filed, or that Sizzle II or Pubco will file, with the SEC, or others will file in connection with the Proposed Business Combination, including the Registration Statement.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above, and other documents filed by Sizzle II and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that none of Sizzle II, Trasteel or Pubco presently know, or that Sizzle II, Trasteel or Pubco currently believe are immaterial, or other risk, which in each case could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle II, Trasteel nor Pubco undertakes any obligation to publicly revise any forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Media Contacts

Trasteel Holding S.A.

Investor Relations

Alessandro Colombi – Head of IR

e-mail: ir@trasteel.com

Media Relations

Alessandro Colombi – Head of IR

e-mail: press@trasteel.com

Investor Relations Advisor

Alpha IR Group

Michael Cummings – President

e-mail: tstl@alpha-ir.com

Media Relations Advisor

Alpha IR Group

James McCusker – Senior Managing Director

e-mail: tstl@alpha-ir.com

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